Exhibit 99.2

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”), with an effective date of 18 June 2024 (“Effective Date”), is entered into by and between:

(1)	TREASURE GLOBAL INC, a company incorporated in the United States, with its registered address at 276 5th Avenue Suite, 704 #739 New York, NY 10001, United States (“TGL”); and

(2)	CREDILAB SDN BHD (Company No. 202001025173 (1381493-W)), a private company incorporated in Malaysia, with its registered office at Suite 15, 6th Floor, IOI Business Park, Bandar Puchong Jaya, 47170 Puchong, Selangor, Malaysia (“Credilab”).

The parties above are referred to individually as a “Party” and collectively as the “Parties”.

BACKGROUND

(1)	The Parties intend to commence diligent discussion on the proposed strategic partnership between the Parties to build an AI-driven digital application (“ZCITY Super App”) by integrating secured messaging, digital asset wallet, and micro-financing solutions into the application.

(2)	TGL and Credilab intend to collaborate to integrate AI and fintech technologies into the ZCITY Super App to offer micro-financing services to the users of the ZCITY Super App.

(3)	This MOU is not intended to be legally binding except as specially set out below, but to confirm their mutual understanding to date concerning the possible future binding agreement regarding such investment opportunity and business collaborations between the Parties.

1.	PURPOSE

The purpose of this MOU is to set forth the key elements and terms for the strategic partnership between the Parties in the integration of solutions and services in the ZCITY Super App.

2.	MUTUAL UNDERSTANDING

It is mutually agreed upon and understood by the Parties that:

2.1	The Parties shall use its best efforts to forge a strong partnership and nurture the growth of their collaborative endeavors as partners in the integration of solutions and services in the ZCITY Super App.

2.2	The Parties shall collaborate closely, pooling their respective strengths and resources to the enhancement of the ZCITY Super App.

3.	EXPENSES

Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the preparation, negotiation, execution and performance of this MOU and all documents incidental or relating to Completion.

4.	INDEMNIFICATION

Each Party shall indemnify, defend, and hold harmless the other party from all claims, suits, actions, demands, damages, liabilities, expenses (including reasonable fees and disbursements of counsel), judgements, settlements and penalties of every kind to the extent resulting from, arising out of, or incurred in connection with (a) any breach by such Part of any agreement or obligation contained herein and/or (b) the negligent, intentionally wrongful or illegal acts or omissions of such Party.

5.	TERM

The term of this MOU will commence on the date of this MOU, and unless earlier terminated as set forth herein, will continue until the earlier of the execution and delivery of the definitive agreements for a period of eighteen (18) months from the Effective Date, subject to extension if mutually agreed in writing by the Parties.

6.	WAIVER AND SEVERABILITY

Any failure to enforce or delay in enforcing any provision of the MOU will not constitute a waiver thereof or of any other provision. If any provision of this MOU will be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provision will be limited or eliminated to the minimum extent necessary so that this MOU will otherwise remain in full force and effect.

7.	ENTIRE AGREEMENT

The Parties acknowledge that this MOU constitutes the entire understanding between the Parties with respect to its subject matter, and all prior and contemporaneous negotiations, representations, agreements and understandings, whether written or oral, are merged into, extinguished and completely expressed hereby.

8.	GOVERNING LAW AND DISPUTE RESOLUTION

This MOU shall be governed by and construed in accordance with the laws of the United Kingdom. The parties hereto irrevocably submit to the non-exclusive jurisdiction of the United Kingdom.

9.	COUNTERPART

This MOU may be signed in any number of counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF this MOU has been executed on the day and year first above written.

SIGNED by CARLSON THOW	)
for and on behalf of	)
TREASURE GLOBAL INC	)

SIGNED by HENRY CHAI CHING LOONG	)
for and on behalf of	)
CREDILAB SDN BHD	)